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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                               (Amendment No. 3)*

                                MANOR CARE, INC.
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                                (Name of Issuer)


                               Common Stock
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                         (Title of Class of Securities)

                                   404134-10-8
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                                 (CUSIP Number)

                       Christine A. Shreve (301)881-9854
              11810 Parklawn Drive, Suite 200, Rockville, MD 20852
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                December 15, 2000
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             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b) (3) or (4), check the following box ( ).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the
Notes).
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CUSIP No. 404134-10-8                                     13D        Page 2 of 5


1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

        Barbara Bainum
        S.S.#: ###-##-####

2    Check the Appropriate Box if a Member of a Group*
     (a)  (  )     (b)  (  )

3    SEC Use Only

4    Source of Funds
     00

5 Check Box if Disclosure of Legal Proceeding is Required Pursuant to Items 2(C) or 2(E) ( )

6    Citizenship or Place of Organization
     USA


Number of Shares Beneficially
Owned by Each Reporting Person with:

     7    Sole Voting Power             190,552

     8    Shared Voting Power           4,393,543

     9    Sole Dispositive Power        190,552

     10   Shared Dispositive Power      4,393,543

11   Aggregate Amount Beneficially Owned by Each Reporting Person

     4,584,532

12   Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares

13   Percent of Class Represented by Amount in Row (11)

     4.47%

14   Type of Reporting Person

     IN
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CUSIP No. 404134-10-8                                       13D      Page 3 of 5

Item 1. Security and Issuer

        (a)   Name of Issuer:
              Manor Care, Inc.
        (b)   Address of Issuer's Principal Executive Offices:
              1 SeaGate
              Toledo, OH  43604
        (c)   Title and Class of Securities:
              Common Stock

Item 2. Identity and Background

        (a)   Name:
              Barbara Bainum
        (b)   Business Address:
              10770 Columbia Pike, Suite 100
              Silver Spring, MD  20901
        (c)   Present Principal Employment:
              President - Commonweal Foundation, Inc.
              10770 Columbia Pike, Suite 100
              Silver Spring, Maryland  20901
        (d)   Record of Convictions:
              During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors.)
        (e)   Record of Civil Proceedings:
              During the last five years, the Reporting Person was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating such activities subject to, federal or state securities laws or finding any violation with respect to such laws.
        (f)   Citizenship:
              Reporting Person is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration

        The Reporting Person utilized no funds in the acquisition of the securities of the issuer triggering the filing of this 13D.

Item 4. Purpose of Transaction

        3,706,165 shares were acquired by the Reporting Person in 2 transactions which involve charitable contributions of shares of the Issuer to the Commonweal Foundation, a private operating foundation for which the Reporting Person is the President and Vice Chairman of the Board of Directors. As reflected in Item 5(c)below, many of these shares were subsequently sold by the charitable foundation.

        In addition, a family investment partnership in which Ms. Bainum is a General Partner and shares voting authority with her siblings, Stewart Bainum, Jr., Roberta Bainum, and Bruce Bainum, made a distribution of 1,779,628 shares to its partners. Of the shares so distributed, trusts for the benefit of Ms. Barbara Bainum received 280,142 shares and trusts in which Ms. Bainum is the Trustee and her nieces and nephews are the beneficiaries received 138,632 shares. As reflected in item 5(c)below, many of these shares were subsequently sold by the trusts or donated to charity.

        Further, Ms. Bainum contributed 171,062 shares to a private foundation for which she has sole voting authority.

Item 5. Interest in Securities of the Issuer

        (a)   Amount and percentage beneficially owned:
              Reporting Person:
              4,584,095 shares, including 19,490 shares held directly by the Barbara Bainum Declaration of Trust ("BB Trust"), of which
              Ms. Bainum is the sole trustee and beneficiary; 3,567,869 shares held directly by Realty Investment Company, a real estate management and investment company in which the BB Trust is a stockholder and Ms. Bainum is a Director and shares voting authority; 825,674 shares held by the Commonweal Foundation of which Ms. Bainum is President and a Director and has shared voting authority; and 171,062 shares owned by The Mental Wellness Foundation, a private foundation in which Ms. Bainum is the Chairman and President and has sole voting authority.
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CUSIP No. 404134-10-8                                   13D          Page 4 of 5

        Number of shares as to which such person has:

              (i)   Sole Voting Power                 190,552

              (ii)  Shared Voting Power             4,393,543

              (iii) Sole Dispositive Power            190,552

              (iv)  Shared Dispositive Power        4,393,543


        (c) A schedule of transactions effected in the last sixty days is as follows:

              Commonweal Foundation:
              ----------------------
              Sold     22,000 shares   12/06/00       $16.8065
              Sold      1,000 shares   12/06/00       $16.8750
              Sold     79.750 shares   12/07/00       $16.6580
              Sold     18,250 shares   12/07/00       $16.7422
              Sold    147,900 shares   12/08/00       $16.8089
              Sold     33,900 shares   12/08/00       $16.8214
              Sold    185,000 shares   12/11/00       $16.8505
              Sold      7,500 shares   12/11/00       $16.9166
              Sold     93,350 shares   12/12/00       $16.6694
              Sold      2,500 shares   12/12/00       $16.5000
              Sold     53,500 shares   12/13/00       $16.2908
              Sold      8,700 shares   12/13/00       $16.4124
              Sold     42,500 shares   12/13/00       $16.2574
              Sold      6,800 shares   12/14/00       $16.3171
              Sold    571,189 shares   12/14/00       $16.7020
              Sold    203,361 shares   12/15/00       $16.7665
              Sold     97,500 shares   12/15/00       $17.8811
              Sold    142,177 shares   12/18/00       $18.9756
              Sold     11,415 shares   12/18/00       $18.0000
              Sold    143,821 shares   12/18/00       $19.1889
              Sold    222,033 shares   12/18/00       $19.1056
              Sold    301,200 shares   12/19/00       $19.1419
              Sold     81,855 shares   12/19/00       $19.3047
              Sold    202,586 shares   12/20/00       $19.3308
              Sold    603,168 shares   12/20/00       $19.3261
              Sold     10,736 shares   12/20/00       $19.5938
              Sold    696,000 shares   12/21/00       $18.8384
              Sold    368,000 shares   12/22/00       $19.1895

              Rec'd contribution of 1,000,000 shares 12/15/00
              Rec'd contribution of 2,706,165 shares 12/20/00

              The Barbara Bainum Declaration of Trust:
              ----------------------------------------
              Sold     50,000 shares   12/08/00       $16.7500
              Sold     50,000 shares   12/11/00       $16.8750
              Sold     25,000 shares   12/14/00       $16.2513
              Sold    500,000 shares   12/15/00       $16.6300
              Sold    150,000 shares   12/15/00       $16.5758
              Sold     55,986 shares   12/15/00       $16.8125
              Sold    272,500 shares   12/15/00       $16.8750
              Sold    127,500 shares   12/15/00       $16.9375

              Received _____132,854 shares as a distribution from MidPines Associates LP - 12/15/00

              Received 38,208 shares as a distribution from the Barbara Bainum Grantor Retained Annuity Trust - 12/18/00

              Contributed ____171,062 shares to The Mental Wellness Foundation on 12/26/00

              Barbara Bainum Grantor Retained Annuity Trust:
              ----------------------------------------------
              Received 147,288 shares as a distribution from MidPines Associates LP - 12/15/00

              Distributed 38,208 to Barbara Bainum Declaration of Trust -
              12/18/00

              Sold 109,080 shares 12/20/00 $19.5748

              Trusts for the benefit of Ms. Bainum's niece/nephews:
              -----------------------------------------------------
              Received ____138,632 shares as a distribution from MidPines Associates LP - 12/15/00

              Sold 119,731  shares  12/19/00  $19.5000
              Sold 18,901   shares  12/20/00  $19.5023

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CUSIP No. 404134-10-8                                13D             Page 5 of 5

              The Mental Wellness Foundation:
              -------------------------------
              Received 171,062_____shares as a contribution from The Barbara Bainum Declaration of Trust - 12/26/00


        (d)   Ownership of more than five percent on behalf of Another Person:

              To the extent that shares of the issuer identified in Item 5(a) are held by corporations or partnerships, other shareholders and partners, respectively, have the right to receive dividends from, or the proceeds from the sale of the shares to the extent of their proportionate interests in such entities. To the best of the Reporting Person's knowledge, other than Stewart and Jane Bainum, and their four adult children, Stewart Bainum, Jr., Bruce Bainum, Roberta Bainum and Barbara Bainum, no other person has such interest relating to more than 5% of the outstanding class of securities.

        (e)   Ownership of Less than Five Percent:

              Not applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

        Not applicable.

Item 7. Material to be Filed as Exhibits

        None



Signature


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:   December 26, 2000                                /s/Barbara Bainum
                                                        -------------------
                                                         Barbara Bainum